Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-127242

ATLANTIC BANCSHARES, INC.

SPECIAL SUPPLEMENT TO PROSPECTUS DATED OCTOBER 11, 2005
REQUIRED TO BE DELIVERED TO TEXAS INVESTORS

        This Special Supplement has been prepared for delivery to Texas residents solely for use in conjunction with the prospectus of Atlantic Bancshares, Inc., a South Carolina corporation (the “Company”), dated October 11, 2005 (the “Prospectus”), pursuant to which up to 1,200,000 million shares of the Company’s common stock are being offered for $10.00 per share, of which 50,000 shares are being offered to potential investors in the state of Texas.

Sale of the Company’s Shares of Common Stock in the state of Texas

        All of the offers and sales of our shares in Texas are required by Texas State Securities Board Rule 115 to be made by a registered Texas dealer. Our sales agent, SAMCO Capital Markets, a division of Penson Financial Services, Inc., is a registered Texas dealer and will make all offers and sales of our shares in Texas. None of our officers or directors intend to make any offers or sales of our shares in the state of Texas. Prospective investors with questions regarding the Company or the offering are requested to contact Mr. Joseph R. Mannes at SAMCO at (214) 649-1020.

Impoundment of Proceeds

        If proceeds are insufficient to meet the minimum requirements within the time specified in the impoundment agreement, then the proceeds are to be released and returned to investors without deduction for expenses, including impoundment agent fees. In addition, if proceeds from Texas investor are released, the investor will receive interest earned on his investment during the impoundment period. The interest rate on the funds deposited in escrow by any Texas investor shall at all times equal the current rate offered by our escrow agent, Nexity Bank, on its consumer money market accounts.

        In compliance with 7 Texas Administrative Code §113.15(e) of the Texas Administrative Code, we disclose the following risk factor, to be included as a part of page 11 of the Prospectus:

Our officers, directors, and affiliates may purchase the Company’s shares for the purpose of completing the escrow requirements.

Until we have the necessary regulatory approvals, we have agreed to place all of the proceeds from investors in this offering with a bank, Nexity Bank, which will serve as an independent escrow agent. The escrow agent will hold these funds, and no shares will be issued, until we have accepted subscriptions and payment in full for a minimum of 960,000 shares at $10.00 per share and we have received preliminary approvals from the Office of the South Carolina Board of Financial Institutions, the FDIC, and the Federal Reserve. In order to facilitate the opening of our bank, our officers, directors, and affiliates may purchase the Company’s shares, including up to 10% of the offering, for the purpose of completing the escrow requirements. Their decision to invest may be driven by the desire to meet the regulatory requirements for opening of our bank and may not indicate their opinion of the soundness of an investment in the Company. Any shares they purchase will be for their own account for investment purposes only and not for distribution or resale to others.

Certain Affiliated Transactions

        We intend to maintain at all times at least two independent and disinterested directors and to require that any affiliated transactions be approved by a majority of our independent and disinterested directors; however, from time to time there may be affiliated transactions in which there are no independent and disinterested directors. We intend for the terms of all affiliated transactions to be as favorable to the Company or its affiliates as those generally available from unaffiliated third parties. As of the date of this Special Supplement, we have not yet entered into any affiliated transactions.

Preferred Shares – page 45

        In order to comply with 7 Texas Administrative Code §113.17(g), we represent that (i) we will not offer preferred stock to promoters except on the same terms as it is offered to all other existing shareholders or to new shareholders, and (ii) any issuance of preferred stock will be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to our legal counsel or independent legal counsel.

Use of Proceeds – page 16

        We confirm that the investment of $1,150,000 made by officers and directors may be used to satisfy the $1,000,000 line of credit that is currently maintained at Nexity Bank.

Updated Financial Disclosures

        See attached our updated financial disclosures as of September 30, 2005.

        This Special Supplement is not a summary of the information in the Prospectus, and it may not be used except in conjunction with the Prospectus filed with the SEC on October 11, 2005.

        TO THE EXTENT ANY INFORMATION SET FORTH IN THIS SPECIAL SUPPLEMENT IS INCONSISTENT WITH OR CONTRARY TO THE INFORMATION SET FORTH IN THE PROSPECTUS, THE INFORMATION SET FORTH HEREIN SHALL SUPERSEDE THE INFORMATION CONTAINED IN THE PROSPECTUS. THIS SUPPLEMENT DOES NOT CONTAIN A COMPLETE DESCRIPTION OF THE TERMS OF THE OFFERING AND INFORMATION RELATING TO OUR COMPANY. PROSPECTIVE INVESTORS SHOULD READ THE PROSPECTUS, AND THIS SPECIAL SUPPLEMENT IN THEIR ENTIRETY PRIOR TO SUBSCRIBING FOR SHARES OF THE COMMON STOCK.

The date of this Special Supplement is January 11, 2005.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

Balance Sheet
September 30, 2005
(unaudited)

Assets
Cash	$30,440
Accounts receivable	1,542
Furniture and equipment	37,813
Leasehold improvements	103,324
Deferred stock issuance costs	52,160
Other assets	27,885

Total assets	$253,164

Liabilities and Shareholder's Deficit

Liabilities
Accounts payable	$170,745
Notes payable	474,913

Total liabilities	645,658

Commitments and Contingencies - Notes 3

Shareholder's Deficit
Preferred stock, no par value; 10,000,000 shares
authorized; none issued and outstanding	-
Common stock, no par value; 10,000,000 shares
authorized; 10 shares issued and outstanding	100
Deficit accumulated in the development stage	(392,594)

Total shareholder's deficit	(392,494)

Total liabilities and shareholder's deficit	$253,164

The accompanying notes are an integral part of this financial statement.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

Statements of Operations
For the Quarter Ended September 30, 2005 and
For the Period from October 1, 2004 (Inception) to September 30, 2005
(unaudited)

		For the period from
	For the quarter	October 1, 2004
	ended	(Inception) to
	September 30, 2005	September 30, 2005

Expenses
Salaries, payroll taxes and benefits	$90,678	$161,297
Professional fees	55,470	101,986
Director training	2,175	2,175
Advertising	26,347	26,576
Rent	12,925	51,069
Telephone	4,514	4,661
Insurance	3,528	3,903
Office supplies	3,483	3,633
Travel and entertainment	4,655	6,714
Application fees	--	7,688
Interest on note payable	5,167	5,167
Web site development	2,500	2,500
Utilities	879	1,582
Other	646	13,643

Total expenses	212,967	392,594

Net loss and accumulated deficit	$(212,967)	$(392,594)

The accompanying notes are an integral part of this financial statement.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

Statement of Changes in Shareholder’s Deficit
For the Period October 1, 2004 (Inception) to September 30, 2005
(unaudited)

			Deficit
			Accumulated
	Common Stock		in the
	Shares	Amount	Development Stage	Total

Proceeds from issuance of common stock	10	$100	$-	$100

Net loss for the period
October 1, 2004 to September 30, 2005			(392,594)	(392,594)

Balance, September 30, 2005	10	$100	$(392,594)	$(392,494)

The accompanying notes are an integral part of this financial statement.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

Statement of Cash Flows
For the Period October 1, 2004 (Inception) to September 30, 2005
(unaudited)

Cash flows from operating activities
Net loss	$(392,594)
Deferred stock issuance costs	(52,160)
Accounts receivable	(1,542)
Other assets	(27,885)
Accounts payable	170,745

Cash used by operating activities	(303,436)

Cash flows from investing activities
Purchases of furniture and equipment	(37,813)
Payments for leasehold improvements	(103,324)

Cash used by investing activities	(141,137)

Cash flows from financing activities
Proceeds from notes payable	474,913
Proceeds from issuance of stock
100

Cash provided by financing activities	475,013

Net increase in cash	30,440

Cash balance at beginning of period	-

Cash balance at end of period	$30,440

The accompanying notes are an integral part of this financial statement.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

Notes to Unaudited Condensed Financial Statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Organization – Atlantic Bancshares, Inc. (the “Company”) was formed as a corporation to organize and own all of the capital stock of Atlantic Community Bank (the “Bank”), a proposed state chartered bank to be located in Bluffton, South Carolina, by a group of eight individuals (the “Organizers”). Upon receipt of all regulatory approvals, the proposed Bank will engage in general commercial banking. The Organizers have received conditional approval from the South Carolina Board of Financial Institutions to obtain a state bank charter and from the Federal Deposit Insurance Corporation (FDIC) for deposit insurance. The Company is awaiting approval from the Federal Reserve Board. Provided the necessary capital is raised and the necessary regulatory approvals are received, it is expected that the Bank will commence operations in December 2005 or January 2006. The Company intends to have a December 31 year end.

The Company plans to raise a minimum of $9,600,000 by offering for sale 960,000 shares of its common stock. The Company plans to use $8,800,000 of the proceeds to capitalize the bank. The organizers, directors, executive officers, and members of their immediate families expect to purchase a total of 110,000 shares at an aggregate purchase price of approximately $1,100,000. The stock offering is expected to close in December 2005.

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises”, as it devotes substantially all its efforts to establishing a new business. As of September 30, 2005, the Company’s planned principal operations have not commenced and revenue has not been recognized from the planned principal operations.

Organizational and Pre-Opening Costs – Activities since inception have consisted of organizational activities necessary to obtain regulatory approvals and preparation activities to commence business as a commercial bank. Organizational costs are primarily legal fees related to the incorporation and organization of the Bank. Pre-opening costs are primarily employees’ salaries and benefits, and other operational expenses related to the preparation for the Bank’s opening. The organizational and pre-opening costs are charged against the Company’s and the Bank’s initial period operating results.

Offering Expenses – Offering expenses, consisting principally of direct incremental costs of the stock offering, will be deducted from the proceeds of the offering. Such offering expenses are classified as deferred stock issuance costs until the close of the stock offering.

At the completion of the sale of common stock and the opening of the Bank, incurred organizational and pre-opening costs, estimated to be $750,000, will be charged against the Bank’s initial period operating results. Offering expenses, estimated to be approximately $390,000, will be deducted from the proceeds of the offering. At September 30, 2005, the Company has incurred $52,160 in offering related costs.

Premises, Furniture and Equipment – Premises, furniture and equipment include leasehold improvements, furniture and equipment, and automobiles. Leasehold improvements are amortized on a straight line basis over the life of the lease. Amortization of leasehold improvements will begin when the property currently under lease is put into service for its intended purpose to serve as a branch location for Atlantic Community Bank. Furniture and equipment and automobiles will be depreciated on a straight line basis over the estimated useful lives of the assets. The range of estimated useful lives for premises, furniture and equipment is as follows:

Furniture and equipment	5 - 10 years
Automobiles	3 years

Income Taxes – Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally net operating loss carryforwards.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Outsourcing Contracts – The Company has entered into outsourcing contracts with Jack Henry & Associates to provide data processing related services to the proposed bank. These contracts typically require initial payments for setup of hardware and software and monthly payments which vary based on the volume of transactions. Initial up-front fees will be capitalized and amortized over the initial contract terms and monthly payments will be expensed as incurred.

NOTE 2 – LEASEHOLD IMPROVEMENTS

Leasehold improvements consist of costs associated with improvements to a commercial space leased in Bluffton, South Carolina. This property will serve as the site of the Bank’s initial office location. Additional expenditures for leasehold improvements prior to the branch being placed in service are estimated to be $105,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for a minimum term of thirty-six months which ends on October 31, 2007. Monthly rental expense for the initial term is $5,063. The lease agreement provides for two three-year renewal terms with monthly rental amounts of $5,428 and $5,792 for the two terms, respectively. This space will serve as the initial bank office location for Atlantic Community Bank.

The Company entered into a lease agreement beginning September 1, 2005 for a minimum term of one year, ending on August 31, 2006. Monthly rental expense for the initial term is $1,666. The lease agreement provides for one six-month renewal term. This space will serve as the operations department for Atlantic Community Bank.

The Company has assumed liability for a lease agreement for an automobile. The lease terms call for monthly payments of $400. The lease expires October 20, 2007.

Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years in the aggregate are:

2005	$34,378
2006	78,881
2007	54,630

$167,889

As stated in Note 1 above, the Company has entered into agreements with Jack Henry & Associates for its core processing software and teller software services. All of these agreements are dependent on the bank opening for business.

NOTE 4 – INCOME TAXES

As of September 30, 2005, Atlantic Bancshares, Inc. had a net operating loss carry forward of $392,594. There was no benefit for income taxes for the period from October 1, 2004 (inception) to September 30, 2005, since a 100% valuation reserve is being maintained for the net operating loss carry forward.

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

NOTE 5 – LINE OF CREDIT

The Company has established a $1,000,000 line of credit with a bank to fund operating expenses during the development stage. The line is uncollateralized and has a limited guaranty by the eight organizers. The line bears a variable rate of interest at the prime rate minus 0.5 percent (6.25 percent at September 30, 2005) and matures on June 5, 2006. Interest is due on a monthly basis and the unpaid principal balance is due at maturity. As of September 30, 2005, $474,913 was outstanding on this line of credit.

NOTE 6 – SHAREHOLDER’S EQUITY

The Company has the authority to issue up to 10,000,000 shares of voting common stock with no par value and to issue up to 10,000,000 shares of preferred stock with no par value. As of September 30, 2005, 10 shares have been issued to the chief executive officer. It is expected that these shares will be redeemed upon the close of the stock offering.

NOTE 7 – EMPLOYMENT CONTRACT

The Bank has entered into a three-year employment contract with its president and chief executive officer. The employment term began June 1, 2005. The executive is entitled to certain additional benefits, including stock options, health insurance, country club dues, and paid vacation. Auto allowances and life insurance are among other benefits provided to the executive.

The Bank has also entered into similar arrangements with its chief financial officer and chief credit officer. Each officer has a three year contract and is entitled to various benefits including stock options, health insurance and paid vacation.

NOTE 8 – RECENTLY ISSUED ACCOUNTING STANDARDS

No recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company have occurred during the quarter ended September 30, 2005, other than the items described below.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the Company’s next fiscal year that begins after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows. The cumulative effect of adoption, if any, will be measured and recognized in the statement of operations on the date of adoption.

In April 2005, the Securities and Exchange Commission’s Office of the Chief Accountant and its Division of Corporation Finance released Staff Accounting Bulletin (SAB) No. 107 to provide guidance regarding the application of SFAS No. 123(R). SAB 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No. 123(R).

Atlantic Bancshares, Inc.
(A Company in the Development Stage)

NOTE 8 – RECENTLY ISSUED ACCOUNTING STANDARDS – continued

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company’s financial position or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.